FOIA CONFIDENTIAL TREATMENT REQUEST

Confidential Treatment Requested by Flow International Corporation

Identifying number and code: 00001

[Flow International Letterhead]

March 5, 2007

Gus Rodriguez, Staff Accountant Securities and Exchange Commission, Division of Corporation Finance Mail Stop 7010 100 F. Street, N.E. Washington, D.C. 20549	Office of Freedom of Information and Privacy 100 F Street Mail Stop 1500 Washington D.C. 20549

Re:	Flow International Corporation
Form 10-K for the Fiscal Year ended April 30, 2006
Forms 10-Q for the Quarters ended July 31, 2006 and October 31, 2006
File No. 0-12448

Dear Mr. Rodriguez:

On behalf of Flow International Corporation (the "Company"), I am writing in response to the letter from John Hartz dated February 9, 2007, setting forth comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the above-referenced filings for the Company. For your convenience, the full text of each of the Staff's comments is reproduced below together with the Company's responses thereto.

Pursuant to Commission Rule 83 (17 C.F.R. §200.83), the Company is requesting confidential treatment for certain information provided in response to Comment 2 located on pages 00006 and 00007. That information is redacted in the letter filed by means of EDGAR, but is provided in a paper copy that has been sent to you. The Company maintains that the redacted information is confidential information and requests that such information be maintained in confidence and not be made part of any public record or disclosed to any person. In the event that the Staff receives a request for access to this information, whether pursuant to the Freedom of Information Act (“FOIA”) or otherwise, the Company respectfully requests that it be notified immediately so that it may further substantiate this request for confidential treatment. The person requesting confidential treatment and contact information for any notifications of a request for access to this information is John Leness, General Counsel, 23500 64the Avenue South, Kent WA 98032 with a copy to Robert Jaffe, Kirkpatrick & Lockhart Preston Gates Ellis LLP, 925 4th Ave., Seattle, WA 98104 Tel. 253 813-9376

Pursuant to Rule 83, a copy of this request (but not the confidential portions of the response) is also being delivered to the Commission’s Office of Freedom of Information and Privacy Operations.

FOIA CONFIDENTIAL TREATMENT REQUEST

Confidential Treatment Requested by Flow International Corporation

Identifying number and code: 00002

Below we have reprinted each of the Staff’s comments in bold italics and set forth our related responses below.

1.	General Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.

In the responses below, we indicate what revisions the Company proposes. The Company will amend its 10-K/A in response to comment 2, in part, and comment 3.

Note 15- Commitments and Contingencies, page 58.

2. Based on your current disclosures concerning contingent liabilities we have certain questions. Specifically;

•

We note that on page 15, 18 and 67, you state that you do not believe that the outcome of the patent litigation will have a material adverse effect on your financial position, results of operations, or cash flows. We also note the disclosures concerning the June 2002 incident and related contested insurance coverage. We also note that you do not believe that the outcome of this case will have a material effect on your financial position, results of operations, or cash flows. We assume this relates to some product liability issue. Please explain as requested in more detail below;

Your assumption (“We assume this relates to some product liability issue”) is correct. Please see our response to your requests for more detail below.

•

Further, we note your disclosures on page 66 concerning Product Liability. However, there is no definitive assessment, within the framework of SFAS 5, as to the potential for material adverse impact. Please elaborate on a possible enhancement of the conclusions related to product liability. See our more detailed request for information below;

Please see our response to your requests for more detail below.

FOIA CONFIDENTIAL TREATMENT REQUEST

Confidential Treatment Requested by Flow International Corporation

Identifying number and code: 00003

•

We also note the disclosure on page 17, 37 and 66, wherein you state that “We do not believe these proceedings will have a material adverse effect on our consolidated financial position. However, it is possible that future results of operations and cash flows for any particular quarterly or annual period could be materially affected by changes in our assumptions, or the effectiveness of our strategies, related to these proceedings.” Please note that the probability of adverse effect should always consider changes in assumptions, or the effectiveness of strategies. Based on these criteria, we assume that these issues you are describing which could be material to the results of operations or cash flows, do not include the patent litigation or the June 2002 incident. Our assumption is based on the more definitive assertion regarding the remoteness of a material effect on operations and cash flows regarding those two issues. Please tell us whether our assumption is correct. If not please advise us in a comprehensive manner concerning these two issues. See our more detailed request for information below;

The only proceeding as to which there is a reasonable possibility of material, adverse impact is the patent litigation. To further clarify the Company’s disclosures on the patent litigation in accordance with FAS 5, as we did in our Form 10-Q for the quarter ended October 31, 2006, the following sentence appearing in Note 16, related to the patent litigation “The outcome of the case is uncertain and although an unfavorable outcome is possible, management believes that the outcome will have no material adverse effect on the Company’s financial position, results of operations or cash flows.” will be revised in our 10-K/A to read as follows: “The outcome of the case is uncertain and an unfavorable outcome is possible”. Please see our responses below to your requests concerning the June 2002 incident and the patent litigation for more detail.

We also conclude that the “however” sentence in Note 16 to the Consolidated Financial Statements and on pages 17 and 37 is unnecessary and may be deleted and we intend to delete it in future filings. Further, we will revise, in future filings, the sentence that begins with “The Company does not believe...” to read as follows: “The Company does not believe that these proceedings will have a material adverse effect on its financial position, results of operations or cash flows.” For further clarification, we will also move the sentence to the end of the note, to be presented under the caption “Other Legal Proceedings”.

•

We note that the only contingencies you specifically identify are the patent litigation, the June 2002 incident, and the Product liabilities (in only a general sense), and both the patent litigation and the June 2002 incident are not material to financial position, results of operations and cash flow. Therefore we assume that the proceedings that could have a material impact on the results of operations are not specifically identified. Please explain this further, and if true, please provide us with a comprehensive description of those proceedings. Specifically, please provide us with detailed information, for any contingency, for which it is reasonably possible that there could be a material adverse impact on financial condition, results of operations, or cash flows.

3`

FOIA CONFIDENTIAL TREATMENT REQUEST

Confidential Treatment Requested by Flow International Corporation

Identifying number and code: 00004

The only proceeding as to which there is a reasonable possibility of material, adverse impact is the patent litigation. To further clarify the Company’s disclosures on the patent litigation in accordance with FAS 5, as we did in our Form 10-Q for the quarter ended October 31, 2006, the following sentence appearing in Note 16 and on pages 13 and 37, related to the patent litigation “The outcome of the case is uncertain and although an unfavorable outcome is possible, management believes that the outcome will have no material adverse effect on the Company’s financial position, results of operations or cash flows.” will be revised in future filings to read as follows: “The outcome of the case is uncertain and an unfavorable outcome is possible”. We intend to delete the “however” sentence in future filings as we discussed above. Further, we will revise, in our 10-K/A, the sentence that begins with “The Company does not believe...” to read as follows: “The Company does not believe that these proceedings will have a material adverse effect on its financial position, results of operations or cash flows.” As we indicate above, for further clarification we will also move this sentence to the end of the note, to be presented under the caption “Other Legal Proceedings. Please see our responses below to your requests concerning the June 2002 incident and the patent litigation for more detail.

June 2002 Incident

•	Explain to us in detail the nature of the incident.

•	Confirm to us the current status of this case;

•	Tell us whether, notwithstanding indemnification, liability exists for any loss;

•	Tell us whether you have accrued any amounts related to this incident;

•	If so please provide us with a roll-forward for each year presented of the accrual, showing balances, amounts expensed and expenditures;

•	Explain why the insurance carrier is contesting their obligations;

•	Address anything you know about the fiscal health of the insurer and their ability to pay, if they are found to be obligated; and

•	Provide us with the insurance, investigation and legal expenses recorded for this issue, for each period presented.

In June 2002, there was an explosion involving a large isostatic press system manufactured by Flow Pressure Systems and located at Crucible Metals’ facility near Syracuse, New York. The building where the press was located sustained damage and one Crucible employee was killed by building debris. The pressure vessel involved in the accident was a unique gas accumulator vessel, not used in any other system. It was built for a Crucible-patented process intended to speed the cycle time in its isostatic press system. The explosion occurred when the end closure to the vessel came off.

There were suits arising out of this incident for damages to property and as a result of the death.

FOIA CONFIDENTIAL TREATMENT REQUEST

Confidential Treatment Requested by Flow International Corporation

Identifying number and code: 00005

The suit seeking damages for the death of the employee was captioned Estate of Tony Anthony v. Flow Autoclave Systems, Inc. All claims in the case were filed with the Supreme Court of the State of New York, County of Onondaga. Following a mediation on June 23, 2006 with regard to the death claim, the Company’s primary underwriter settled the claim for the $1 million limit of its policy in September 2006.

The suits seeking reimbursement for damage to Crucible’s facility are captioned: Travelers Property Casualty Company of America and Zurich American Insurance Company, as Subrogees of Crucible Materials Corporation v. Flow Autoclave Systems, Inc., Flow Pressure Systems, ABB Pressure Systems, Avure Technologies AB and Avure Technologies, Inc.; and Crucible Materials Corp. v. Flow Autoclave Systems, Inc. The property damage claims are unresolved. The suit brought by Travelers/Zurich and Crucible seeks to recover $5,600,000.00 in property damage and business interruption to Crucible as a result of the explosion. The suit brought by Crucible seeks to recover approximately $6,700,000.00 in property damage and business interruption sustained by Crucible which was not covered by its own insurance coverage. However, the contract of sale between Flow Autoclave and Crucible contained a contractual limitation on liability based on a multiple of the selling price, which caps the damages at $7,308,000.

The Company is insured by a primary policy providing liability coverage issued by Chubb Group of Insurance Companies. That policy provided liability limits of $1,000,000.00 per occurrence with a $50,000.00 self-insured retention. The Chubb policy was exhausted by payment of the wrongful death settlement. There are also excess policies issued by various companies with total liability limits of $100,000,000.00 per occurrence. The Company believes the potential liability for all three suits will be within available insurance limits.

The excess insurance carrier, Kemper, has denied coverage and indemnification for any judgments as a result of the Travelers/Zurich and Crucible matters. This denial was based on a broad number of reasons, including reasons based on Kemper’s assertion that the Chubb policy limit was not, in fact exhausted. The Company believes there is no basis for Kemper’s position and commenced a declaratory judgment action seeking a Court’s determination that Kemper is obligated to provide a full defense and indemnification of Flow. Kemper is actively pursuing settlement of this action. The Company believes that Kemper will provide a full defense and indemnification of Flow.

Kemper is in run off and is being operated under the supervision of the Illinois insurance commission. Should Kemper not be able to pay, there are additional excess policies of insurance that would be available to pay.

The cases that remain are in the discovery stage. The suits by Travelers/Crucible and by Crucible were filed in April, 2005. There are additional depositions to be held on the liability aspect of the case as well as a significant amount of discovery on the damages portion. It is unknown at this point whether liability exists for any loss.

FOIA CONFIDENTIAL TREATMENT REQUEST

Confidential Treatment Requested by Flow International Corporation

Identifying number and code: 00006

[***Redacted pursuant to request for confidential treatment by Flow International Corporation under Rule 83 of the Freedom of Information Act.***] The Company has incurred no expense related to this incident for any period presented, as all defense and investigative costs have been paid by the Company’s insurance underwriters. Until the dispute with Kemper is resolved, the Company may incur costs, for which we expect to be reimbursed by insurance carriers associated with its defense of the case.

A portion has been omitted from our response to this part of Comment 2 pursuant to a request for confidential treatment under Rule 83 of the Freedom of Information Act. The complete text of this part of the response is being provided to the Commission in hard copy form under a separate cover letter.

Patent Litigation

•

Provide us with the legal expenses recorded for this issue, for each period presented. In this regard we note the substantial increase in your general and administrative expenses due in part to the increase in legal expenses related to patent litigation described on page 25.

•	Confirm to us, as of the date of your response the current status of this case and whether you have accrued any amounts; and

•	Quantify for us to the extent practicable the sales related to the contested patent for each period presented.

The patent litigation is captioned Omax Corporation v. Flow International Corporation, United States District Court, Western Division at Seattle, Case No. CV04-2334. Omax Corporation (“Omax”) filed suit against the Company on November 18, 2004. The suit alleges that Flow’s products infringe Omax’s Patent Nos. 5,508,596 entitled “Motion Control with Precomputation” and 5,892,345 entitled “Motion Control for Quality in Jet Cutting”. The suit also seeks to have Flow’s Patent No. 6,766,216 entitled “Method and System for Automated Software Control of Waterjet Orientation Parameters” declared invalid. Flow filed its Answer, Affirmative Defenses and Counterclaims on December 8, 2004. Omax, in turn, filed its Reply to Counterclaims on December 28, 2004. A substantial amount of discovery has been conducted, and the court has made its Markman rulings. Discovery is ongoing, and the parties are currently preparing their experts’ reports.

Omax manufactures waterjet equipment that competes with Flow’s equipment. Both the Omax and the Flow patents are directed at the software that controls operation of the waterjet equipment. Flow believes Omax’s claims are without merit and is not only contesting Omax’s allegations of infringement but also vigorously pursuing its claims with regard to its own patent.

FOIA CONFIDENTIAL TREATMENT REQUEST

Confidential Treatment Requested by Flow International Corporation

Identifying number and code: 00007

The suit seeks damages of over $100 million, based on Omax’s assertion that their patent rights apply to all sales of personal-computer-controlled waterjet cutting systems sold by Flow since the issuance of the patent in 1996. If Omax were to prevail in all aspects of its claims, this could include the bulk of the Company’s sales of standard shapecutting systems. As there is still a substantial amount of discovery to be conducted, including discovery on the issue of which systems might be subject to Omax’s patents, we are not in a position currently to quantify the sales related to the contested patents.

The Company has not accrued any amount with regard to this lawsuit, as the Company believes the claim is without merit. [***Redacted pursuant to request for confidential treatment by Flow International Corporation under Rule 83 of the Freedom of Information Act.***]The Company believes that its disclosure highlights its expectation that expenses associated with the case will continue to be significant without compromising the Company’s position in the case.

A portion has been omitted from our response to this part of Comment 2 pursuant to a request for confidential treatment under Rule 83 of the Freedom of Information Act. The complete text of this part of the response is being provided to the Commission in hard copy form under a separate cover letter.

Product Liability, Other than the June 2002 Incident

•	Describe for us any material product liability issues, other than the June 2002 Incident; and

•	Address for us any relevant issues as described under in the bullet points under the June 2002 incident heading

There are no other material product liability cases pending against the Company at this date. There are a small number of claims pending, but all are covered by insurance and there are no coverage disputes pending with regard to any of these claims. The Company has not accrued any amounts related to these claims.

3.

COMMENT: You reported total assets of negative $7.8 million in your Other International Waterjet segment that were revised to total assets of $2.9 million for 2006 in your amended Form 10-K report. The restated total assets for the Other International Waterjet segment still appear low in relation to the $38.7 million in external sales generated by this segment in 2006 and the historical total assets reported in this segment of $19.8 million in 2005 and $17.9 million in

FOIA CONFIDENTIAL TREATMENT REQUEST

Confidential Treatment Requested by Flow International Corporation

Identifying number and code: 00008

2004. Please tell us in a comprehensive manner how you are able to generate $38.7 million in external sales on an asset base of less than $3 million. In your response please be sure to provide us with a summarized description of assets in the other International Waterjet segment. Please also discuss the number of days that receivables are outstanding, the inventory turnover, the fixed assets utilized, the cash balance and any other assets utilized by this segment.

The Company has reviewed its disclosure of total assets by segment in footnote 19 to the consolidated financial statements included in its Form 10-K/A and concluded that the 2006 total assets for individual segments, as reported, were compiled incorrectly. The amounts for 2004 and 2005, as well as the total assets number, are correct. These clerical errors in the compilation of segment information resulted from the following:

•

The Company maintains an intercompany account on the balance sheet to record the receivable or payable between divisions. The intercompany balance is always included as part of the assets on the division’s balance sheet, whether it is a net receivable, or a net payable. As such, for certain divisions that carry a net Intercompany Payable balance, the Company had reclassified such balances from assets to liabilities with the remaining assets disclosed in the segment footnote for fiscal year 2005 and 2004. For the fiscal year 2006 presentation, the Company inadvertently failed to reclass these net payable balances to liabilities and instead included such balances in the total assets of the reportable segments.

•

Certain divisions have investments in subsidiaries recorded in total assets. For fiscal year 2005 and 2004, the Company had deducted these balances from the respective divisions’ total assets with the remaining assets disclosed in the segment footnote. For the fiscal year 2006 presentation, the Company inadvertently failed to make such adjustments.

•

The Company has two minor entities FSPE and Flow Holdings that do not constitute separate operating segments. For the fiscal year 2006 presentation, the Company inadvertently included such assets within Other International Waterjet, despite the disclosure in the footnote that such amounts were presented in the Reconciliations column.

These clerical errors are related to the first material weakness listed in Item 9A to the Company’s Form 10-K, as such errors resulted from inadequate “analysis, documentation, reconciliation and review of accounting records, and supporting data.”

The segment table, showing the revisions for such clerical errors described above, is as follows:

As of April 30, 2006 (in thousands)	North America Waterjet	Asia Waterjet	Other International Waterjet	Applications	Inter-segment Eliminations and Reconciliations	Total
As previously reported	115,898	42,985	2,946	5,444	(48,005)	119,268
As corrected	73,256	44,133	21,579	8,635	(28,335)	119,268

FOIA CONFIDENTIAL TREATMENT REQUEST

Confidential Treatment Requested by Flow International Corporation

Identifying number and code: 00009

The Company will present the corrected segment asset disclosures in an amendment to its Form 10-K/A, with the following disclosure added to Note 19 to the Company’s consolidated financial statements:

Subsequent to the issuance of the Company’s fiscal 2006 consolidated financial statements on Form 10-K/A, Amendment No. 1, management determined that segment assets were compiled incorrectly as a result of clerical errors.

The segment asset information as of April 30, 2006 has been revised as follows:

As of April 30, 2006 (in thousands)	North America Waterjet	Asia Waterjet	Other International Waterjet	Applications	Inter-segment Eliminations and Reconciliations	Total
As previously reported	115,898	42,985	2,946	5,444	(48,005)	119,268
As corrected	73,256	44,133	21,579	8,635	(28,335)	119,268

The Company hereby represents and acknowledges to the Staff the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

2.	The Staff comments or changes to disclosure in response to staff comments in the Company’s filings with the Commission that are reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request that the Staff advise the undersigned at (253) 813-9376 of any additional comments that the Staff may have or whether our explanations and proposed revisions in response to the comment letter satisfy the Staff's review.

Very truly yours,

/s/ John Leness
John Leness
General Counsel

FOIA CONFIDENTIAL TREATMENT REQUEST

Confidential Treatment Requested by Flow International Corporation

Identifying number and code: 000010

cc:	John Hartz, Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549